UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE

January 29, 2014

David L. Caplan
Davis Polk & Wardwell LLP
david.caplan@davispolk.com

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public Availability: 1-29-14

Re: L Brands, Inc.
Incoming letter dated December 23, 2013

Dear Mr. Caplan:

This is in response to your letters dated December 23, 2013 and January 2, 2014 concerning the shareholder proposal submitted to L Brands by John Chevedden. We also have received a letter from the proponent dated December 26, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

January 29, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: L Brands, Inc.
Incoming letter dated December 23, 2013

The proposal requests that the board undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting.

We are unable to concur in your view that L Brands may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the portions of the supporting statement you reference are materially false or misleading. We are also unable to conclude that the portions of the supporting statement you reference are irrelevant to a consideration of the subject matter of the proposal such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote. Accordingly, we do not believe that L Brands may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Sandra B. Hunter
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 4000 tel
212 701 5800 fax

January 2, 2014

Re: Shareholder Proposal Submitted by John Chevedden Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
(*Via email: shareholderproposals@sec.gov*)

Ladies and Gentlemen:

On behalf of L Brands, Inc., a Delaware corporation (the "Company" or "L Brands"), we are writing in response to the letter (the "Proponent's Letter") dated December 26, 2013 from John Chevedden (the "Proponent"). The Proponent's Letter responds to the Company's no-action request letter dated December 23, 2013 (the "No-Action Request Letter") with respect to the shareholder proposal (the "Proposal") and supporting statement submitted by the Proponent on December 3, 2013 for inclusion in the proxy materials that L Brands intends to distribute in connection with its 2014 Annual Meeting of Shareholders (the "2014 Proxy Materials").

We reiterate our view set forth in the No-Action Request Letter that the Proposal may be properly excluded from the 2014 Proxy Materials under Rule 14a-8(i)(3).

While the Proponent's Letter does succeed in causing further confusion[1], it does not (because it cannot) refute the fundamental falsehood underlying the Proponent's argument in favor of the

[1] The Proponent's Letter further confuses the factual background. If the supporting statement was referring to the votes on the shareholder proposals (which was our reading), the data cited in the supporting statement is incorrect for the reasons demonstrated in the No-Action Letter Request. If the supporting statement was instead referring to the ultimate shareholder votes on the Company's proposals, the Proponent's argument is misleading in an even more fundamental respect: The ultimate shareholder votes were insufficient under the Company's Certificate of Incorporation to permit the desired actions to be taken, and it therefore would have been unlawful for the Company to take the contemplated actions. To take such actions, the Company's Certificate of Incorporation requires an affirmative vote of 75% of the <u>outstanding</u> shares entitled to vote at the annual meeting. As even the Proponent's Letter recognizes, the 2012 proposal relating to a simple majority standard received a vote of 66.93% of the outstanding shares, and the 2013 proposal relating to the annual election of directors

Proposal: Contrary to the Proponent's allegation that the Company ignored prior shareholder proposals, in reality, (i) in direct response to those proposals, the Company's Board of Directors (the "Board") submitted – and recommended that shareholders vote in favor of – Company proposals in favor of the matters addressed in the prior shareholder proposals and (ii) the Board-endorsed proposals failed solely because they did not receive sufficient shareholder support to be implemented in accordance with the Company's Certificate of Incorporation.

As demonstrated in the No-Action Request Letter, the Proponent's fundamental argument in favor of the Proposal is that the Company has been unresponsive to shareholder concerns by ignoring prior shareholder votes on two shareholder proposals – an allegation that is demonstrably and objectively false. It simply cannot be the case that Rule 14a-9 permits the inclusion of such false and materially misleading arguments in a proxy statement intended to comply with the federal securities laws.

* * *

For the reasons set forth above and in the No-Action Request Letter, we believe that the Proposal may be excluded from the Company's 2014 Proxy Materials in accordance with Rule 14a-8(i)(3).

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (212) 450-4156. Thank you for your attention to this matter.

Respectfully yours,

David Caplan

David L. Caplan

cc: John Chevedden
Samuel P. Fried (L Brands, Inc.)

---

received a vote of 59.81% of the outstanding shares (i.e., both were below the 75% threshold). Accordingly, the actions sought by the shareholders were not able to be implemented not because of any lack of responsiveness by the Company, but because the actions did not receive the required level of shareholder support.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 26, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
L Brands, Inc. (LB)
Written Consent
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 23, 2013 no action request by proxy.

The 2 attachments support the 76% and 79% votes that are mentioned in the rule 14a-8 proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: Sam Fried <SFried@lb.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

December 26, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
L Brands, Inc. (LB)
Written Consent
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 23, 2013 no action request by proxy.

The 2 attachments support the 76% and 79% votes that are mentioned in the rule 14a-8 proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: Sam Fried <SFried@lb.com>

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L Brands Inc (NYSE:LB)

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[illegible]	United States
[illegible]	United States
[illegible]	United States
[illegible]	Cyclical Consumer Goods / Services
[illegible]	Retail - Apparel / Accessories

Global ESG Rating: **D (12)**

AGR Rating: **Average (38)**

Last ESG Rating Change:	Jun 6, 2013
[illegible]	Dec 19, 2013
[illegible]	Mar 23, 2012
[illegible]	Apr 9, 2013
[illegible]	$ 17,766.5 mm (Large Cap)

ESG Rating Governance Environmental Social AGR® Rating

Business Overview Stock Price Chart Insider Trades Fundamental Ratios Financial Statements L Brands Inc's Network

Proposal: Board Declassification

Proponent:

Proxy Year:	2013	Votes For:	172,956,524	Won Simple Majority Vote?	Yes
Date Filed:	Apr 9, 2013	Votes Against:	54,128,752	VotesFor/VotesFor+Against:	76.16%
Annual Meeting Date:	May 23, 2013	Abstentions:	4,544,054	VotesFor/TotalVotes:	74.67%
Proposal Type:	Management	Total Votes:	231,629,330	VotesFor/Shares Outstanding:	59.81%
		Broker Non-Votes:	17,009,809		

Proposal Text

PROPOSAL 4: PROPOSAL TO AMEND THE CERTIFICATE OF INCORPORATION TO PROVIDE FOR THE ANNUAL ELECTION OF DIRECTORS

Background; Governance Considerations

This proposal is being submitted to the Company's stockholders following a vote at the Company's 2012 annual meeting on a stockholder proposal addressing the same topic. While last year's stockholder proposal did not receive sufficient votes to implement the change, it did receive a majority vote. Accordingly, consistent with its strong commitment to the careful consideration of stockholder views and recognizing that there are different perspectives on board classification, the Board of Directors has elected to submit the proposal described below to a stockholder vote.

The Board has evaluated the Company's classified board structure on numerous occasions to ensure that it is consistent with the best interests of the Company and its stockholders. It also previously submitted a similar amendment for stockholder consideration at the 2009 annual meeting, which did not receive enough support to pass. The Board has consistently determined that a classified board structure provides stability by ensuring that, at any given time, a majority of the directors serving on the Board have substantial knowledge of the Company, its business and its strategic goals. The Board believes that directors who have experience with the Company and deep knowledge about its business and affairs are best positioned to make the fundamental decisions that are key to the Company and its stockholders.

The Board has also concluded that the classified board structure safeguards the Company against the efforts of third parties intent on quickly taking control of, and not paying fair value for, the business and assets of the Company. The classified board structure allows the Board the flexibility, time and leverage to evaluate takeover proposals and negotiate with third parties in order to obtain maximum value for our stockholders.

Indeed, some of our significant stockholders have expressed support for the Company's classified Board structure. By way of example, on December 14, 2012, the Company received a letter from the United Brotherhood of Carpenters and Joiners of America urging the Company to oppose proposals that would eliminate its classified board and noting that "the Company's combination of majority voting in uncontested elections and a classified board establishes a governance structure that advances board and management accountability, while protecting long-term corporate and investor value."

Nevertheless, the Board is aware that other stockholders disagree with this view. These stockholders generally argue that having directors stand for elections annually has the potential to make directors more accountable to stockholders and increase firm value. This proposal reflects the Board's determination to respect that difference in perspective.

Proposed Amendment

If approved, the proposal would amend the Company's Certificate of Incorporation (the "Charter") to provide for the annual election of all directors (the "Amendment").

The Company's current Charter divides the Board into three classes that are elected for staggered, three-year terms. If the proposed Amendment is adopted, each director elected or appointed at or before the 2013 annual meeting would continue to serve out his or her three-year terms, but each of the directors elected by stockholders at or after the 2014 annual meeting will be elected to a one-year term. Accordingly, if the Amendment is approved, all directors will be elected on an annual basis beginning at the 2016 annual meeting.

Furthermore, the Company's current Charter provides that directors may be removed only for cause, and then upon the affirmative vote of 75% of the Company's stockholders entitled to vote thereon. However, Delaware law provides that the directors of a corporation without a classified board may be removed with or without cause. In order to conform to Delaware law, the proposed Amendment provides that all directors may be removed with or without cause upon the affirmative vote of 75% of the Company's stockholders entitled to vote thereon, beginning at the 2016 annual meeting.

The text of the proposed Amendment, which would replace Article SIXTH and Article TENTH of the Company's Charter in their entirety, is attached as Appendix A to this proxy statement.

Required Vote

L Brands Inc (NYSE:LB)

United States
United States
United States
Cyclical Consumer Goods / Services
Retail - Apparel / Accessories

Global ESG Rating	AGR Rating
D (12)	Average (38)

Last ESG Rating Change: Jun 6, 2013
Dec 19, 2013
Mar 23, 2012
Apr 9, 2013
$ 17,758.5 mm (Large Cap)

Proposal: Supermajority Vote Elimination

Proponent:

Proxy Year:	2012	Votes For:	196,327,269	Won Simple Majority Vote?	Yes
Date Filed:	Apr 12, 2012	Votes Against:	50,179,678	VotesFor/VotesFor+Against:	79.84%
Annual Meeting Date:	May 24, 2012	Abstentions:	4,218,488	VotesFor/TotalVotes:	78.30%
Proposal Type:	Management	Total Votes:	250,725,435	VotesFor/Shares Outstanding:	66.93%
		Broker Non-Votes:	18,420,082		

Proposal Text

PROPOSAL 4: PROPOSAL TO AMEND OUR CERTIFICATE OF INCORPORATION TO REMOVE SUPERMAJORITY VOTING REQUIREMENTS

Background; Governance Considerations

This proposal is being submitted to stockholders following a vote at the Company's 2011 annual meeting on a stockholder proposal addressing the same topic. While the stockholder proposal last year did not receive sufficient votes to implement the change, it did receive a majority vote. Accordingly, consistent with its strong commitment to the careful consideration of stockholder views and recognizing that there are different perspectives on the majority vote issue, the Board has elected to submit the proposal described below to a stockholder vote.

The Board of Directors has evaluated the Company's voting requirements on numerous occasions to ensure that they are in the best interests of the Company and its stockholders. In this regard, the Board has consistently determined that the retention of a supermajority vote standard for certain extraordinary matters was the best way to ensure that interests of all stockholders are fully protected. The Board has consistently concluded that extraordinary transactions and fundamental changes to corporate governance should have the support of a broad consensus of the Company's stockholders rather than just a simple majority, and that supermajority vote requirements protect stockholders against the potentially self-interested actions of short-term investors. The Board has also concluded that the Company's existing supermajority voting provisions encourage persons or firms making unsolicited takeover proposals to negotiate directly with the Board, which provides the Board with increased leverage in the exercise of its fiduciary duties to negotiate the best possible return for stockholders, and which prevents the use of potentially coercive or abusive takeover tactics.

On the other hand, the Board is aware that significant stockholders and institutions disagree. These entities generally argue that a majority stockholder vote should be sufficient for any corporate action requiring stockholder approval, regardless of the considerations outlined above. This proposal reflects the Board's determination to respond to, and address, that difference in perspective.

Proposed Amendment

If approved, the proposal would amend the Company's Certificate of Incorporation (the "Charter") to provide for the elimination of each voting requirement that calls for a greater than simple majority vote (the "Amendment").

Under the Company's existing governance documents, a simple majority vote requirement already applies to most matters submitted for stockholder approval. The Charter provides that a supermajority vote of the stockholders is required to approve actions related to a small number of fundamental matters of corporate structure and governance. These matters include: (i) approval of certain business combinations with an individual, entity or group that collectively owns 20% or more of the Company's voting securities; (ii) approval of certain fundamental transactions, including mergers, a sale of substantially all of the Company's assets or dissolution of the Company; (iii) removal of a director for cause; (iv) an alteration, amendment or repeal of the bylaws or any amendment to the certificate of incorporation that contravenes any existing bylaw; and (v) an amendment to certain provisions in the Charter.

If the proposed Amendment is adopted, each of the foregoing supermajority voting requirements would be removed from the Charter. Instead, any matter voted upon at any meeting of the stockholders would be decided by the majority of the stockholders voting upon such matter, unless otherwise provided by law. The default voting requirement in the Bylaws, contained in Section 1.10(c) therein, states, "At any meeting of the stockholders all matters, except as otherwise provided in the certificate of incorporation, in these bylaws, or by law, shall be decided by the vote of a majority in voting interest of the stockholders present in person or by proxy and voting thereon, a quorum being present."

The text of the proposed Amendment, which would remove Articles 5.2, 8, 11.1, and 14 of the Company's Charter in their entirety, and modify Articles 10, 11.2, and 13 is attached as Appendix A to this proxy statement.

Required Vote

For the Amendment to become effective, this proposal must receive the affirmative vote of at least 75% of the outstanding shares entitled to vote at the meeting. If the proposal is approved by the required stockholder vote, the Board will take the necessary steps to amend the Company's Charter as set forth in Appendix A. If the Amendment does not receive this level of stockholder approval, the Amendment will not be implemented and the Company's current voting requirements will remain in place.

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 4000 tel
212 701 5800 fax

December 23, 2013

Re: Shareholder Proposal Submitted by John Chevedden Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
(*Via email: shareholderproposals@sec.gov*)

Ladies and Gentlemen:

On behalf of L Brands, Inc., a Delaware corporation (the "Company" or "L Brands"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing this letter with respect to the shareholder proposal (the "Proposal") and supporting statement submitted by John Chevedden (the "Proponent") on December 3, 2013 for inclusion in the proxy materials that L Brands intends to distribute in connection with its 2014 Annual Meeting of Shareholders (the "2014 Proxy Materials"). We hereby request confirmation that the Staff of the Office of Chief Counsel (the "Staff") will not recommend any enforcement action if, in reliance on Rule 14a-8, L Brands omits the Proposal from its 2014 Proxy Materials.

Pursuant to Rule 14a-8(j), this letter is being filed with the U.S. Securities and Exchange Commission (the "Commission" or the "SEC") no later than 80 days before L Brands files its definitive 2014 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (November 7, 2008), question C, we have submitted this letter to the Commission via email to shareholderproposals@sec.gov.

Pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from its 2014 Proxy Materials. This letter constitutes the Company's statement of the reasons that it deems the omission of the Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

The Proposal states:

> Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

A copy of the Proposal, the Proponent's supporting statement and related correspondence from the Proponent is attached to this letter as Exhibit A.

Statement of Reasons to Exclude

The Proponent's argument is based on factually incorrect assertions that are directly contrary to information set forth in the Company's SEC filings. The Proponent's supporting statement alleges that the Company has ignored several prior shareholder votes and, on the basis of that allegation, argues that the Company ignores shareholder input. As is demonstrated below, (i) the Proponent's allegation is objectively and demonstrably false and (ii) indeed, the exact opposite – i.e., the Board took action in direct response to the shareholder votes – is true. The Proponent's complete disregard of the facts (even the results of the shareholder votes described in the supporting statement are incorrect) misleads shareholders, is completely at odds with the Exchange Act's disclosure requirements and should not be permitted. For this reason and others, the Company believes that the Proposal may be properly excluded from its 2014 Proxy Materials under Rule 14a-8(i)(3):

I. A key element of the Proponent's supporting statement is objectively false. Accordingly, the Proposal may be omitted from the 2014 Proxy Materials under Rule 14a-8(i)(3).

Under Rule 14a-8(i)(3), a company may exclude a shareholder proposal if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." The Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of shareholder proposals that contain materially false or misleading statements. *See, e.g., General Electric Company* (January 6, 2009) (permitting exclusion of a proposal to exclude directors with withheld votes from serving on committees because of "an underlying assertion" that the company had plurality voting when the company had implemented majority voting); and *Entergy Corporation* (February 14, 2007) (permitting exclusion of a proposal to allow shareholders to vote on resolutions to approve

Compensation Committee reports where, along with other misleading defects in the proposal, the proposal contained objectively false statements on executive pay and mechanisms for shareholder input). Unlike the other bases for exclusion under Rule 14a-8, Rule 14a-8(i)(3) explicitly includes the supporting statement as a basis for exclusion.

In attacking the Company's "corporate governance performance," the Proponent states that "[i]n spite of our 79% vote our management failed to adopt the 2012 proposal for a simple majority vote standard in our elections. In spite of our 76% vote our management failed to adopt the 2013 proposal for annual election of each director instead of 3-year terms."

These statements are objectively false. In reality, in direct response to the shareholder proposals referenced by the Proponent relating to a simple majority voting standard and the annual election of directors, the Company's Board of Directors (the "Board") put forward – and recommended – proposals designed to implement each shareholder proposal at the 2012 annual meeting and the 2013 annual meeting, respectively. See Exhibits B and C. In each such case, the ultimate shareholder vote (i.e., the shareholder vote in response to the Board's proposal) was insufficient to meet the 75% minimum vote requirement set forth in the Company's Certificate of Incorporation for purposes of implementing the change. These matters were disclosed in SEC filings available to all shareholders, including the Proponent. See Exhibits D and E. Nevertheless, in complete disregard of principles of accurate disclosure, the Proponent's supporting statement simply ignores the facts and bases his argument on objectively false assertions.

Even the results of the shareholder votes described in the supporting statement – which the Proponent recites in order to bolster his argument – are incorrect. The shareholder proposal relating to the simple majority vote standard received 68% of shareholder votes, not 79%, in the Company's 2011 annual meeting. The shareholder proposal relating to the annual election of directors received 65% of shareholder votes, not 76%, in the Company's 2012 annual meeting. Again, the correct results were disclosed in SEC filings available to the Proponent (see Exhibits F and G).

The false statements contained in the supporting statement are unquestionably material to the Proposal. A fact is material if "there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote." *See TSC Industries, Inc. v. Northway, Inc.*, 426 U.S. 438, 449 (1976). The premise of the Proponent's argument is that the Company's management and Board have not implemented what the Proponent considers appropriate corporate governance mechanisms and cites what he characterizes as the Company's disregard of shareholder input as the most stark example of this practice. Obviously, if the supporting statement was truthful – i.e., if it disclosed that the Company's Board in fact responded to these shareholder proposals by recommending the precise actions requested in each proposal – the picture would be fundamentally different.

Because the Proposal makes objectively false statements that are material to the subject matter of the Proposal, the Company respectfully submits that the Proposal may be excluded under Rule 14a-8(i)(3).

II. Substantial portions of the supporting statement are completely unrelated to the subject matter of the Proposal. Accordingly, the Proposal may be omitted from the 2014 Proxy Materials under Rule 14a-8(i)(3).

As noted above, under Rule 14a-8(i)(3), a proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In Staff Legal Bulletin No. 14B (CF), *Shareholder Proposals* (September 15, 2004), the Staff stated that exclusion under Rule 14a-8(i)(3) can be appropriate where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." *See, e.g., Energy East Corporation* (February 12, 2007) (permitting exclusion of a proposal to allow shareholders to vote on resolutions to approve Compensation Committee reports where, along with other misleading defects in the proposal, the supporting statement focusing on corporate governance was irrelevant to the subject matter of the proposal); and *Kmart Corporation* (March 28, 2000) (permitting exclusion of a proposal to disclose contributions to political parties not recognizing the rights of the unborn where the supporting statement focused on irrelevant matters such as the inability to claim unborn children as dependents and the right of the unborn to restitution).

The Proposal is entitled "Right to Act by Written Consent" and purports to provide the Company's shareholders with input on the question of whether shareholder action by written consent is desirable. However, the majority of the supporting statement discusses completely unrelated topics. The supporting statement contains eight paragraphs, only three of which clearly relate to written consent. The other five paragraphs discuss wide-ranging issues including the Company's environmental policies, executive pay, director tenure and director independence. The Proposal, however, has nothing to do with these matters. The Proponent in fact acknowledges that most of the supporting statement is irrelevant to the subject of shareholder written consent, noting at the end of the supporting statement that he is now "[r]eturning to the core topic." The inclusion of such unrelated topics obscures the subject matter that is actually under consideration, and confuses the reader, thereby giving rise to a strong likelihood that a reasonable shareholder who reads the Proposal and supporting statement would be uncertain as to the matter on which he or she is being asked to vote (let alone the rationale for the Proponent's proposed change).

Because the majority of the supporting statement is irrelevant to the subject matter of the Proposal and potentially misleading to shareholders, the Company respectfully submits that the Proposal may be excluded under Rule 14a-8(i)(3).

Conclusion

For the reasons set forth above, we believe that the Proposal may be excluded from the Company's 2014 Proxy Materials in accordance with Rule 14a-8(i)(3). We respectfully request confirmation that the Staff will not recommend any enforcement action if the Proposal is excluded.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (212) 450-4156. Thank you for your attention to this matter.

Respectfully yours,

David Caplan

David L. Caplan

Attachment
cc w/ att: John Chevedden
Samuel P. Fried (L Brands, Inc.)

#85395876v10

EXHIBIT A

(attached)

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Leslie H. Wexner
Chairman of the Board
L Brands, Inc. (LTD)
3 Limited Pkwy
Columbus, OH 43230
PH: 614 415-7000
FX: 614-415-7786

Rule 14a-8 Proposal

Dear Mr. Wexner,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden — December 3, 2013
Date

cc: Sam Fried <SFried@Limitedbrands.com>
EVP - Law, Policy & Governance
PH: 614-415-7199
FX: 614-415-4822
FX: 614-415-7240
Douglas L. Williams <DLWilliams@Limitedbrands.com>

[LTD: Rule 14a-8 Proposal, December 3, 2013]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

Wet Seal (WTSLA) shareholders successfully used written consent to replace certain underperforming directors in 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint.

This proposal empowers shareholders by giving them the ability to effect change without being forced to wait until the annual meeting. Shareholders could replace a director using action by written consent. Shareholder action by written consent could save our company the cost of holding a shareholder meeting between annual meetings.

This proposal should also be more favorably evaluated due to our company's clearly improvable corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our company D for executive pay – $58 million for Leslie Wexner. Plus GMI said L Brands did not disclose specific performance objectives for Mr. Wexner and L Brands can give long-term incentive pay to Mr. Wexner for below-median performance.

In regard to our board of directors, the following directors had 16 to 50-years long tenure: Abigail Wexner, Allan Tessler (Lead Director), Raymond Zimmerman (age 80), David Kollat (age 74), and Leslie Wexner (age 75). Director independence declines after 10 to 15-years. Plus David Kollat (age 74) and Donna James had director duties at 3 companies each – over-commitment concern. Mr. Kollat received our highest negative votes.

In spite of our 79% vote our management failed to adopt the 2012 proposal for a simple majority vote standard in our elections. In spite of our 76% vote our management failed to adopt the 2013 proposal for annual election of each director instead of 3-year terms. Of course our management had no trouble getting the necessary vote for their own 2011 stock option plan.

GMI said L Brands had been flagged for its failure to establish specific environmental impact reduction targets, a critical practice for any company operating in a high environmental impact industry that is committed to its own long-term sustainability. L Brands did not regularly publish a formal sustainability report.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Right to Act by Written Consent – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
The stock supporting this proposal is intended to be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

(attached)

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to §240.14a-12

Limited Brands, Inc.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

Notice of Annual Meeting of Stockholders and Proxy Statement

May 24, 2012

Limitedbrands

PROPOSAL 4: PROPOSAL TO AMEND OUR CERTIFICATE OF INCORPORATION TO REMOVE SUPERMAJORITY VOTING REQUIREMENTS

Background; Governance Considerations

This proposal is being submitted to stockholders following a vote at the Company's 2011 annual meeting on a stockholder proposal addressing the same topic. While the stockholder proposal last year did not receive sufficient votes to implement the change, it did receive a majority vote. Accordingly, consistent with its strong commitment to the careful consideration of stockholder views and recognizing that there are different perspectives on the majority vote issue, the Board has elected to submit the proposal described below to a stockholder vote.

The Board of Directors has evaluated the Company's voting requirements on numerous occasions to ensure that they are in the best interests of the Company and its stockholders. In this regard, the Board has consistently determined that the retention of a supermajority vote standard for certain extraordinary matters was the best way to ensure that interests of all stockholders are fully protected. The Board has consistently concluded that extraordinary transactions and fundamental changes to corporate governance should have the support of a broad consensus of the Company's stockholders rather than just a simple majority, and that supermajority vote requirements protect stockholders against the potentially self-interested actions of short-term investors. The Board has also concluded that the Company's existing supermajority voting provisions encourage persons or firms making unsolicited takeover proposals to negotiate directly with the Board, which provides the Board with increased leverage in the exercise of its fiduciary duties to negotiate the best possible return for stockholders, and which prevents the use of potentially coercive or abusive takeover tactics.

On the other hand, the Board is aware that significant stockholders and institutions disagree. These entities generally argue that a majority stockholder vote should be sufficient for any corporate action requiring stockholder approval, regardless of the considerations outlined above. This proposal reflects the Board's determination to respond to, and address, that difference in perspective.

Proposed Amendment

If approved, the proposal would amend the Company's Certificate of Incorporation (the "Charter") to provide for the elimination of each voting requirement that calls for a greater than simple majority vote (the "Amendment").

Under the Company's existing governance documents, a simple majority vote requirement already applies to most matters submitted for stockholder approval. The Charter provides that a supermajority vote of the stockholders is required to approve actions related to a small number of fundamental matters of corporate structure and governance. These matters include: (i) approval of certain business combinations with an individual, entity or group that collectively owns 20% or more of the Company's voting securities; (ii) approval of certain fundamental transactions, including mergers, a sale of substantially all of the Company's assets or dissolution of the Company; (iii) removal of a director for cause; (iv) an alteration, amendment or repeal of the bylaws or any amendment to the certificate of incorporation that contravenes any existing bylaw; and (v) an amendment to certain provisions in the Charter.

If the proposed Amendment is adopted, each of the foregoing supermajority voting requirements would be removed from the Charter. Instead, any matter voted upon at any meeting of the stockholders would be decided by the majority of the stockholders voting upon such matter, unless otherwise provided by law. The default voting requirement in the Bylaws, contained in Section 1.10(c) therein, states, "At any meeting of the stockholders all matters, except as otherwise provided in the certificate of incorporation, in these bylaws, or by law, shall be decided by the vote of a majority in voting interest of the stockholders present in person or by proxy and voting thereon, a quorum being present."

The text of the proposed Amendment, which would remove Articles 5.2, 8, 11.1, and 14 of the Company's Charter in their entirety, and modify Articles 10, 11.2, and 13 is attached as Appendix A to this proxy statement.

Required Vote

For the Amendment to become effective, this proposal must receive the affirmative vote of at least 75% of the outstanding shares entitled to vote at the meeting. If the proposal is approved by the required stockholder vote, the Board will take the necessary steps to amend the Company's Charter as set forth in Appendix A. If the Amendment does not receive this level of stockholder approval, the Amendment will not be implemented and the Company's current voting requirements will remain in place.

Board Recommendation

The Board continues to believe that the retention of the Company's existing supermajority vote requirements for certain extraordinary matters provides stockholders with very meaningful protections against actions that may not be in their best interests. On the other hand, the Board recognizes that significant stockholders and institutions disagree and also believes that responsiveness to this perspective is an important matter of corporate governance. Accordingly, after careful consideration of the issue in accordance with its fiduciary duties, the Board has determined, in recognition of last year's vote, to recommend a vote to approve the Amendment.

While the Board believes there is a strong argument to the contrary, the Board has elected to recommend that stockholders vote "FOR" the proposed Amendment in recognition of the stockholder vote at the Company's 2011 annual meeting.

EXHIBIT C

(attached)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to §240.14a-12

L Brands, Inc. (formerly known as Limited Brands, Inc.)

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

Notice of Annual Meeting of Stockholders and Proxy Statement

May 23, 2013

PROPOSAL 4: PROPOSAL TO AMEND THE CERTIFICATE OF INCORPORATION TO PROVIDE FOR THE ANNUAL ELECTION OF DIRECTORS

Background; Governance Considerations

This proposal is being submitted to the Company's stockholders following a vote at the Company's 2012 annual meeting on a stockholder proposal addressing the same topic. While last year's stockholder proposal did not receive sufficient votes to implement the change, it did receive a majority vote. Accordingly, consistent with its strong commitment to the careful consideration of stockholder views and recognizing that there are different perspectives on board classification, the Board of Directors has elected to submit the proposal described below to a stockholder vote.

The Board has evaluated the Company's classified board structure on numerous occasions to ensure that it is consistent with the best interests of the Company and its stockholders. It also previously submitted a similar amendment for stockholder consideration at the 2009 annual meeting, which did not receive enough support to pass. The Board has consistently determined that a classified board structure provides stability by ensuring that, at any given time, a majority of the directors serving on the Board have substantial knowledge of the Company, its business and its strategic goals. The Board believes that directors who have experience with the Company and deep knowledge about its business and affairs are best positioned to make the fundamental decisions that are key to the Company and its stockholders.

The Board has also concluded that the classified board structure safeguards the Company against the efforts of third parties intent on quickly taking control of, and not paying fair value for, the business and assets of the Company. The classified board structure allows the Board the flexibility, time and leverage to evaluate takeover proposals and negotiate with third parties in order to obtain maximum value for our stockholders.

Indeed, some of our significant stockholders have expressed support for the Company's classified Board structure. By way of example, on December 14, 2012, the Company received a letter from the United Brotherhood of Carpenters and Joiners of America urging the Company to oppose proposals that would eliminate its classified board and noting that "the Company's combination of majority voting in uncontested elections and a classified board establishes a governance structure that advances board and management accountability, while protecting long-term corporate and investor value."

Nevertheless, the Board is aware that other stockholders disagree with this view. These stockholders generally argue that having directors stand for elections annually has the potential to make directors more accountable to stockholders and increase firm value. This proposal reflects the Board's determination to respect that difference in perspective.

Proposed Amendment

If approved, the proposal would amend the Company's Certificate of Incorporation (the "Charter") to provide for the annual election of all directors (the "Amendment").

The Company's current Charter divides the Board into three classes that are elected for staggered, three-year terms. If the proposed Amendment is adopted, each director elected or appointed at or before the 2013 annual meeting would continue to serve out his or her three-year terms, but each of the directors elected by stockholders at or after the 2014 annual meeting will be elected to a one-year term. Accordingly, if the Amendment is approved, all directors will be elected on an annual basis beginning at the 2016 annual meeting.

Furthermore, the Company's current Charter provides that directors may be removed only for cause, and then upon the affirmative vote of 75% of the Company's stockholders entitled to vote thereon. However, Delaware law provides that the directors of a corporation without a classified board may be removed with or without cause. In order to conform to Delaware law, the proposed Amendment provides that all directors may be removed with or without cause upon the affirmative vote of 75% of the Company's stockholders entitled to vote thereon, beginning at the 2016 annual meeting.

The text of the proposed Amendment, which would replace Article SIXTH and Article TENTH of the Company's Charter in their entirety, is attached as Appendix A to this proxy statement.

Required Vote

For the Amendment to become effective, this proposal must receive the affirmative vote of at least 75% of the outstanding shares entitled to vote at this meeting. If the proposal is approved by the required stockholder vote, the Board will take the necessary steps to amend the Company's Charter as set forth in Appendix A. If the Amendment does not receive this level of stockholder approval, the Amendment will not be implemented and the Company's current classified board structure will remain in place.

Board Recommendation

The Board continues to believe that the retention of the Company's classified board structure ensures that its directors maintain a deep knowledge of the Company's business and affairs and provides directors with leverage to negotiate with third parties regarding takeover offers in order to ensure that they obtain maximum value for the Company's stockholders. Nevertheless, the Board recognizes that a number of significant stockholders and institutions disagree and also believes that responsiveness to this perspective is an important matter of corporate governance. Accordingly, after careful consideration of the issue in accordance with its fiduciary duties, the Board has determined, in recognition of last year's vote, to recommend a vote to approve the Amendment.

While the Board believes there is a strong argument to the contrary, the Board has elected to recommend that stockholders vote "FOR" the proposed Amendment in recognition of the stockholder vote at the Company's 2012 annual meeting.

EXHIBIT D

(attached)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): May 24, 2012

Limited Brands, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

1-8344 **(Commission File Number)**	**31-1029810** **(IRS Employer Identification No.)**
Three Limited Parkway **Columbus, OH** **(Address of Principal Executive Offices)**	**43230** **(Zip Code)**

(614) 415-7000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

Limited Brands, Inc. (the "Company") held its Annual Meeting of Stockholders on May 24, 2012. The matters voted upon, each of which is described in the 2012 Proxy Statement filed on April 12, 2012 (the "Proxy Statement"), and the results of the voting were as follows:

Election of Directors

James L. Heskett, Allan R. Tessler and Abigail S. Wexner were elected to the Board of Directors for a term of three years. Of the 269,145,517 shares present in person or represented by proxy at the meeting, the number of shares voted for, the number of shares voted against, the number of shares abstained and the number of broker non-votes were as follows, with respect to each of the nominees:

	For	Against	Abstain	Broker Non-Vote
James L. Heskett	239,061,160	11,465,571	198,704	18,420,082
Allan R. Tessler	244,646,548	5,882,180	196,707	18,420,082
Abigail S. Wexner	241,151,469	9,375,889	198,077	18,420,082

In addition, directors whose term of office continued after the Annual Meeting were: Dennis S. Hersch, Donna A. James, David T. Kollat, William R. Loomis, Jr., Jeffrey H. Miro, Leslie H. Wexner and Raymond Zimmerman.

Ratification of the Independent Registered Public Accountants

The appointment of Ernst & Young LLP as the Company's independent registered public accountants for the 2012 fiscal year was ratified, with 265,046,100 shares voting for the appointment, 3,984,903 shares voting against the appointment and 114,514 shares abstaining.

Advisory Vote on Executive Compensation

The compensation of the Company's executive officers as described in the 2012 Proxy Statement was approved by the stockholders, on an advisory basis, with 231,962,528 shares voting for the Company's executive compensation, 16,709,925 shares voting against the Company's compensation, 2,052,982 share abstaining and 18,420,082 broker non-votes.

Company Proposal to Remove Supermajority Voting Requirements

The Company's proposal to amend the Certificate of Incorporation to remove supermajority voting requirements did not receive a sufficient number of votes from stockholders to be approved, with 196,327,269 shares voting for the proposal, 50,179,678 shares voting against the proposal, 4,218,488 shares abstaining and 18,420,082 broker non-votes. In order to be approved, this proposal required the affirmative vote of at least 75% of the 293,314,043 outstanding shares entitled to vote at the annual meeting.

Stockholder Proposal Regarding an Independent Board Chairman

The stockholder proposal regarding an independent Board Chairman was rejected by the stockholders, with 54,334,379 shares voting for the proposal, 196,057,397 shares voting against the proposal, 333,659 shares abstaining and 18,420,082 broker non-votes.

Stockholder Proposal Regarding the Company's Classified Board

The stockholder proposal regarding the Company's classified Board was approved, with 161,824,889 shares voting for the proposal, 88,685,069 shares voting against the proposal, 215,477 shares abstaining and 18,420,082 broker non-votes. Although the proposal received majority support, the provision of the Company's Certificate of Incorporation establishing a classified board will remain in effect until the time such provision is duly amended. In addition to Board approval, to be effective, any such amendment must be approved by the affirmative vote of at least 75% of the outstanding shares entitled to vote thereon.

EXHIBIT E

(attached)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 23, 2013

L Brands, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

1-8344 (Commission File Number)	31-1029810 (IRS Employer Identification No.)
Three Limited Parkway Columbus, OH (Address of Principal Executive Offices)	43230 (Zip Code)

(614) 415-7000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-

Item 5.07. Submission of Matters to a Vote of Security Holders.

L Brands, Inc. (the "Company") held its Annual Meeting of Stockholders on May 23, 2013. The matters voted upon, each of which is described in the 2013 Proxy Statement filed on April 12, 2013 (the "Proxy Statement"), and the results of the voting were as follows:

Election of Directors

Dennis S. Hersch, David T. Kollat, William R. Loomis, Jr. and Leslie H. Wexner were elected to the Board of Directors for a term of three years. Of the 248,639,139 shares present in person or represented by proxy at the meeting, the number of shares voted for, the number of shares voted against, the number of shares abstained and the number of broker non-votes were as follows, with respect to each of the nominees:

	For	Against	Abstain	Broker Non-Vote
Dennis S. Hersch	225,253,908	5,828,963	546,459	17,009,809
David T. Kollat	217,989,193	13,089,684	550,453	17,009,809
William R. Loomis, Jr.	229,733,392	1,514,989	380,949	17,009,809
Leslie H. Wexner	222,405,388	6,634,211	2,589,731	17,009,809

In addition, directors whose term of office continued after the Annual Meeting were: E. Gordon Gee, Donna A. James, Jeffrey H. Miro, Michael G. Morris, Allan R. Tessler, Abigail S. Wexner and Raymond Zimmerman.

Ratification of the Independent Registered Public Accountants

The appointment of Ernst & Young LLP as the Company's independent registered public accountants for the 2013 fiscal year was ratified, with 247,196,848 shares voting for the appointment, 1,056,167 shares voting against the appointment and 386,124 shares abstaining.

Advisory Vote on Executive Compensation

The compensation of the Company's executive officers as described in the 2013 Proxy Statement was approved by the stockholders, on an advisory basis, with 210,769,892 shares voting for the Company's executive compensation, 20,100,452 shares voting against the Company's compensation, 758,986 share abstaining and 17,009,809 broker non-votes. 91.29% of the shares voting on the proposal voted in favor of the proposal.

Company Proposal to Provide for Annual Election of Directors

The Company's proposal to amend the Certificate of Incorporation to provide for the annual election of directors did not receive a sufficient number of votes from stockholders to be approved, with 172,956,524 shares voting for the proposal, 54,128,752 shares voting against the proposal, 4,544,054 shares abstaining and 17,009,809 broker non-votes. In order to be approved, this proposal required the affirmative vote of at least 75% of the outstanding shares entitled to vote at the annual meeting. 59.81% of the total number of shares outstanding at April 3, 2013, the record date, voted in favor of the proposal.

Stockholder Proposal Regarding Accelerated Vesting of Equity Awards

The stockholder proposal regarding the accelerated vesting of equity awards was rejected by the stockholders, with 53,960,491 shares voting for the proposal, 176,895,269 shares voting against the proposal, 773,570 shares abstaining and 17,009,809 broker non-votes. 23.37% of the shares voting on the proposal voted in favor of the proposal.

EXHIBIT F

(attached)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): May 26, 2011

Limited Brands, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

1-8344 **(Commission File Number)**	**31-1029810** **(IRS Employer Identification No.)**
Three Limited Parkway **Columbus, OH** **(Address of Principal Executive Offices)**	**43230** **(Zip Code)**

(614) 415-7000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

Limited Brands, Inc. (the "Company") held its Annual Meeting of Stockholders on May 26, 2011. The matters voted upon, each of which is described in the 2011 Proxy Statement filed on April 11, 2011 (the "Proxy Statement"), and the results of the voting were as follows:

Election of Directors

Donna A. James, Jeffrey H. Miro and Raymond Zimmerman were elected to the Board of Directors for a term of three years. Of the 284,136,811 shares present in person or represented by proxy at the meeting, the number of shares voted for, the number of shares voted against, the number of shares abstained and the number of broker non-votes were as follows, with respect to each of the nominees:

	For	Against	Abstain	Broker Non-Vote
Donna A. James	262,387,977	2,407,411	204,993	19,136,430
Jeffrey H. Miro	252,684,445	12,104,103	211,833	19,136,430
Raymond Zimmerman	258,875,215	5,913,643	211,523	19,136,430

In addition, directors whose term of office continued after the Annual Meeting were: Dennis S. Hersch, James L. Heskett, David T. Kollat, William R. Loomis, Jr., Allan R. Tessler, Abigail S. Wexner and Leslie H. Wexner.

Ratification of the Independent Registered Public Accountants

The appointment of Ernst & Young LLP as the Company's independent registered public accountants for the fiscal year ending January 28, 2012 was ratified by a vote of 279,320,701 shares for the appointment and 4,475,620 shares against the appointment with 340,490 shares abstaining.

2011 Stock Option and Performance Incentive Plan

The 2011 Stock Option and Performance Incentive Plan (the "2011 Plan") was approved by a vote of 234,617,149 shares for the 2011 Plan and 29,938,780 shares against the 2011 Plan with 444,452 shares abstaining and 19,136,430 broker non-votes.

2011 Cash Incentive Compensation Performance Plan

The 2011 Cash Incentive Compensation Performance Plan (the "Plan") was approved by a vote of 257,613,023 shares for the Plan and 7,077,644 shares against the Plan with 309,714 shares abstaining and 19,136,430 broker non-votes.

Advisory Vote on Execute Compensation

The compensation of the Company's executive officers as described in the 2011 Proxy Statement was approved by the stockholders, on an advisory basis, by a vote of 163,802,182 shares for the Company's executive compensation and 100,187,448 shares against the Company's compensation with 1,010,751 share abstaining and 19,136,430 broker non-votes.

Advisory Vote to Determine the Frequency of Future Advisory Votes on Executive Compensation

The stockholders voted, on an advisory basis, to hold an advisory vote on executive compensation every year by a vote of 234,918,961 shares in favor of holding the advisory vote every year, 197,615 shares in favor of holding the advisory vote every 2 years and 29,596,356 shares in favor of holding the advisory vote every 3 years with 287,449 shares abstaining and 19,136,430 broker non-votes.

Stockholder Proposal

The stockholder proposal was approved by a vote of 180,833,577 shares for the proposal and 83,488,991 shares against the proposal with 677,813 shares abstaining and 19,136,430 broker non-votes.

EXHIBIT G

(attached)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 24, 2012

Limited Brands, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

1-8344 (Commission File Number)	31-1029810 (IRS Employer Identification No.)
Three Limited Parkway Columbus, OH (Address of Principal Executive Offices)	43230 (Zip Code)

(614) 415-7000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

Limited Brands, Inc. (the "Company") held its Annual Meeting of Stockholders on May 24, 2012. The matters voted upon, each of which is described in the 2012 Proxy Statement filed on April 12, 2012 (the "Proxy Statement"), and the results of the voting were as follows:

Election of Directors

James L. Heskett, Allan R. Tessler and Abigail S. Wexner were elected to the Board of Directors for a term of three years. Of the 269,145,517 shares present in person or represented by proxy at the meeting, the number of shares voted for, the number of shares voted against, the number of shares abstained and the number of broker non-votes were as follows, with respect to each of the nominees:

	For	Against	Abstain	Broker Non-Vote
James L. Heskett	239,061,160	11,465,571	198,704	18,420,082
Allan R. Tessler	244,646,548	5,882,180	196,707	18,420,082
Abigail S. Wexner	241,151,469	9,375,889	198,077	18,420,082

In addition, directors whose term of office continued after the Annual Meeting were: Dennis S. Hersch, Donna A. James, David T. Kollat, William R. Loomis, Jr., Jeffrey H. Miro, Leslie H. Wexner and Raymond Zimmerman.

Ratification of the Independent Registered Public Accountants

The appointment of Ernst & Young LLP as the Company's independent registered public accountants for the 2012 fiscal year was ratified, with 265,046,100 shares voting for the appointment, 3,984,903 shares voting against the appointment and 114,514 shares abstaining.

Advisory Vote on Executive Compensation

The compensation of the Company's executive officers as described in the 2012 Proxy Statement was approved by the stockholders, on an advisory basis, with 231,962,528 shares voting for the Company's executive compensation, 16,709,925 shares voting against the Company's compensation, 2,052,982 share abstaining and 18,420,082 broker non-votes.

Company Proposal to Remove Supermajority Voting Requirements

The Company's proposal to amend the Certificate of Incorporation to remove supermajority voting requirements did not receive a sufficient number of votes from stockholders to be approved, with 196,327,269 shares voting for the proposal, 50,179,678 shares voting against the proposal, 4,218,488 shares abstaining and 18,420,082 broker non-votes. In order to be approved, this proposal required the affirmative vote of at least 75% of the 293,314,043 outstanding shares entitled to vote at the annual meeting.

Stockholder Proposal Regarding an Independent Board Chairman

The stockholder proposal regarding an independent Board Chairman was rejected by the stockholders, with 54,334,379 shares voting for the proposal, 196,057,397 shares voting against the proposal, 333,659 shares abstaining and 18,420,082 broker non-votes.

Stockholder Proposal Regarding the Company's Classified Board

The stockholder proposal regarding the Company's classified Board was approved, with 161,824,889 shares voting for the proposal, 88,685,069 shares voting against the proposal, 215,477 shares abstaining and 18,420,082 broker non-votes. Although the proposal received majority support, the provision of the Company's Certificate of Incorporation establishing a classified board will remain in effect until the time such provision is duly amended. In addition to Board approval, to be effective, any such amendment must be approved by the affirmative vote of at least 75% of the outstanding shares entitled to vote thereon.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 26, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
L Brands, Inc. (LB)
Written Consent
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 23, 2013 no action request by proxy.

The 2 attachments support the 76% and 79% votes that are mentioned in the rule 14a-8 proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: Sam Fried <SFried@lb.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Leslie H. Wexner
Chairman of the Board
L Brands, Inc. (LTD)
3 Limited Pkwy
Columbus, OH 43230
PH: 614 415-7000
FX: 614-415-7786

Rule 14a-8 Proposal

Dear Mr. Wexner,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

December 3, 2013
Date

cc: Sam Fried <SFried@Limitedbrands.com>
EVP - Law, Policy & Governance
PH: 614-415-7199
FX: 614-415-4822
FX: 614-415-7240
Douglas L. Williams <DLWilliams@Limitedbrands.com>

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
The stock supporting this proposal is intended to be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Leslie H. Wexner
Chairman of the Board
L Brands, Inc. (LTD)
3 Limited Pkwy
Columbus, OH 43230
PH: 614 415-7000
FX: 614-415-7786

Rule 14a-8 Proposal

Dear Mr. Wexner,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

December 3, 2013
Date

cc: Sam Fried <SFried@Limitedbrands.com>
EVP - Law, Policy & Governance
PH: 614-415-7199
FX: 614-415-4822
FX: 614-415-7240
Douglas L. Williams <DLWilliams@Limitedbrands.com>

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
The stock supporting this proposal is intended to be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ISMA & OMB Memorandum M-07-16 ***